UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission file number: 001-38307

RETO ECO-SOLUTIONS, INC.

(Registrant’s name)

X-702, 60 Anli Road, Chaoyang District, Beijing

People’s Republic of China 100101

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

EXPLANATORY NOTE

On April 25, 2025, ReTo Eco-Solutions, Inc., a British Virgin Islands business company (“ReTo”), entered into a share exchange agreement (the “Share Exchange Agreement”) with (i) MeinMalzeBier Holdings Limited, a British Virgin Islands business company (“MeinMalzeBier”), (ii) Lap Cheong Chan and (iii) Terence Kwong Lung Wong, pursuant to which, subject to the terms and conditions set forth therein, ReTo agreed to buy an aggregate of 5,100 ordinary shares, par value $1.00 per share, of MeinMalzeBier in exchange for cash and newly issued Class A shares, no par value, of ReTo (the “Share Exchange,” together with the other transactions contemplated by the Share Exchange Agreement, the “Transactions”). The Share Exchange was closed on the same date.

On April 25, 2025, ReTo filed its report on Form 6-K, primarily to report the execution of the Share Exchange Agreement and the closing of the Share Exchange, which was subsequently amended by ReTo’s report on Form 6-K/A filed on July 11, 2025 (as amended to date, the “Initial 6-K”) to present the audited financial statements and unaudited pro forma financial information in connection with the Transactions.

This report on Form 6-K/A (the “Amended 6-K”) further amends the Initial 6-K solely to include the consent of Wei, Wei & Co., LLP, which is filed herewith as Exhibit 23.1. Except for this Explanatory Note and the inclusion of such consent, there are no changes to the Initial 6-K.

INCORPORATION BY REFERENCE

This Amended 6-K and the exhibit thereto, including any amendment and report filed for the purpose of updating such document, shall be deemed to be incorporated by reference into each of (i) the registration statement on Form F-3, as amended (File No. 333-267101), of ReTo, (ii) the registration statement on Form F-3 (File No. 333-282314), of ReTo, (iii) the registration statement on Form S-8, as amended (File No. 333-270355), of ReTo, and (iv) the registration statement on Form S-8 (File No. 333-280119), of ReTo and to be a part thereof from the date on which this Amended 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
23.1	Consent of Wei, Wei & Co., LLP .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 31, 2025

RETO ECO-SOLUTIONS, INC.

By:	/s/ Xinyang Li
	Name:	Xinyang Li
	Title:	Chief Executive Officer

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